CUSIP NO. 91790E102	13G	Page 1 of 12

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.    )*

VBI Vaccines, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

91790E102

(CUSIP Number)

July 25, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 91790E102	13G	Page 2 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 5AM Ventures II, L.P. (“Ventures II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,897,452 shares, except that 5AM Partners II, LLC (“Partners II”), the general partner of Ventures II, may be deemed to have sole voting power, and Dr. John Diekman (“Diekman”), Andrew Schwab (“Schwab”) and Dr. Scott Rocklage (“Rocklage”), managing members of Partners II, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,897,452 shares, except that Partners II, the general partner of Ventures II, may be deemed to have sole dispositive power, and Diekman, Schwab and Rocklage, managing members of Partners II, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,897,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.618% (A)
14	TYPE OF REPORTING PERSON PN

(A)	Percentage based on 19,728,127 shares outstanding as reported on Form 10-Q filed on August 8, 2014 by the Issuer

CUSIP NO. 91790E102	13G	Page 3 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 5AM Co-Investors II, L.P. (“Co-Investors II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
74,867 shares, except that Partners II, the general partner of Co-Investors II, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, managing members of Partners II, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
74,867 shares, except that Partners II, the general partner of Co-Investors II, may be deemed to have sole dispositive power, and Diekman, Schwab and Rocklage, managing members of Partners II, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,867
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.379% (A)
14	TYPE OF REPORTING PERSON PN

(A).	Percentage based on 19,728,127 shares outstanding as reported on Form 10-Q filed on August 8, 2014 by the Issuer

CUSIP NO. 91790E102	13G	Page 4 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 5AM Partners II, LLC (“Partners II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,972,319 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, managing members of Partners II may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,972,319 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, managing members of Partners II may be deemed to have shared power to vote these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,972,319
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.997% (A)
14	TYPE OF REPORTING PERSON OO

(A).	Percentage based on 19,728,127 shares outstanding as reported on Form 10-Q filed on August 8, 2014 by the Issuer

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. John Diekman (“Diekman”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		1,972,319 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Diekman, a managing member of Partners II, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		1,972,319 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole dispositive power, and Diekman, a managing member of Partners II, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,972,319
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.997% (A)
14	TYPE OF REPORTING PERSON IN

(A).	Percentage based on 19,728,127 shares outstanding as reported on Form 10-Q filed on August 8, 2014 by the Issuer

CUSIP NO. 91790E102	13G	Page 6 of 12

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Schwab (“Schwab”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		1,972,319 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Schwab, a managing member of Partners II, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		1,972,319 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole dispositive power, and Schwab, a managing member of Partners II, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,972,319
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.997% (A)
14	TYPE OF REPORTING PERSON IN

(A).	Percentage based on 19,728,127 shares outstanding as reported on Form 10-Q filed on August 8, 2014 by the Issuer

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Scott Rocklage (“Rocklage”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		1,972,319 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Rocklage, a managing member of Partners II, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		1,972,319 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole dispositive power, and Rocklage, a managing member of Partners II, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,972,319
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.997% (A)
14	TYPE OF REPORTING PERSON IN

(A).	Percentage based on 19,728,127 shares outstanding as reported on Form 10-Q filed on August 8, 2014 by the Issuer

CUSIP NO. 91790E102	13G	Page 8 of 12

ITEM 1(A).	NAME OF ISSUER
VBI Vaccines, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

222 Third Street, Suite 2241
Cambridge, MA 02142

ITEM 2(A).	NAME OF PERSONS FILING

5AM Ventures II, L.P. (“Ventures II”), a Delaware limited partnership, 5AM Co-Investors II, L.P. (Co-Investors II”), a Delaware limited partnership, 5AM Partners II, LLC (“Partners II”), a Delaware limited liability company, Dr. John Diekman (“Diekman”), Andrew Schwab (“Schwab”) and Dr. Scott Rocklage (“Rocklage” and collectively with Ventures II, Co-Investors II, Partners II, Diekman and Schwab, “Reporting Persons”).

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address of the principal place of business for each of the Reporting Persons is c/o 5AM Ventures, 2200 Sand Hill Road, Suite 110, Menlo Park, California 94025

ITEM 2(C).	CITIZENSHIP

Ventures II and Co-Investors II are Delaware limited partnerships. Partners II is a Delaware limited liability company. Diekman, Schwab and Rocklage are U.S. citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock, $0.001 par value
CUSIP #91790E102

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

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•	Amount beneficially owned:

See Row 11 of cover page for each Reporting Person.

•	Percent of Class:

See Row 13 of cover page for each Reporting Person.

•	Number of shares as to which such person has:

•	Sole power to vote or to direct the vote:

See Row 7 of cover page for each Reporting Person.

•	Shared power to vote or to direct the vote:

See Row 8 of cover page for each Reporting Person.

•	Sole power to dispose or to direct the disposition of:

See Row 9 of cover page for each Reporting Person.

•	Shared power to dispose or to direct the disposition of:

See Row 10 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of Ventures II and Co-Investors II, the general partner and limited partners of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 91790E102	13G	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2014

5AM Ventures II, L.P.

By:	5AM Partners II, LLC
Its:	General Partner

By:	/s/ Andrew J. Schwab
Managing Member

5AM Co-Investors II, L.P.

By:	5AM Partners II, LLC
Its:	General Partner

By:	/s/ Andrew J. Schwab
Managing Member

5AM Partners II, LLC

By:	/s/ Andrew J. Schwab
Managing Member

/s/ Dr. John Diekman
Dr. John Diekman

/s/ Andrew Schwab
Andrew Schwab

/s/ Dr. Scott Rocklage
Dr. Scott Rocklage

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing

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exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of VBI Vaccines, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: September 4, 2014

5AM Ventures II, L.P.

By:	5AM Partners II, LLC
Its:	General Partner

By:	/s/ Andrew J. Schwab
Managing Member

5AM Co-Investors II, L.P.

By:	5AM Partners II, LLC
Its:	General Partner

By:	/s/ Andrew J. Schwab
Managing Member

5AM Partners II, LLC

By:	/s/ Andrew J. Schwab
Managing Member

/s/ Dr. John Diekman
Dr. John Diekman

/s/ Andrew Schwab
Andrew Schwab

/s/ Dr. Scott Rocklage
Dr. Scott Rocklage